Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Quarter ended	For the year ended December 31,
	March 2011	2010	2009	2008	2007	2006
Continuing operations earnings before income taxes (1)	$170,904	$686,534	$504,554	$571,861	$936,212	$883,021
Fixed charges	22,893	91,450	96,300	108,484	91,607	59,347

Earnings before income taxes and fixed charges	$193,797	$777,984	$600,854	$680,345	$1,054,819	$942,368

Fixed charges:
Interest expense	$20,038	$80,418	$84,875	$96,386	$82,217	$52,446
Portion of rental expense representative of interest factor (2)	2,855	11,032	11,425	12,098	9,390	6,901

Total fixed charges	$22,893	$91,450	$96,300	$108,484	$91,607	$59,347

Ratio of earnings to fixed charges	8.5	8.5	6.2	6.3	11.5	15.9

(1)	The ratios for 2008-2005 have been adjusted to reflect the discontinued operations of First Health Services Corp. as discussed in the Company’s Note D, Discontinued Operations, to the consolidated financial statement included in Item 8, Financial Statements and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2010.

(2)	One-third of net rent expense is the portion deemed representative of the interest factor.